Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 5 DATED JULY 25, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019,  as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Announce our net asset value per share as of June 30, 2019;
•	Update our share repurchase program; and
•	Update our asset acquisitions.

Declaration of Distributions

On July 24, 2019, our Manager authorized a daily cash distribution of $0.0021391781 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on July 1, 2019 and ending on July  31, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about August 15, 2019.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.76 per share net asset value, and approximately 7.81% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning July 1, 2019 and ending July  31, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of June 30, 2019

As of June 30, 2019, our net asset value (“NAV”) per common share is $9.76. This NAV per share will be effective until updated by us on or about September 30, 2019, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of June 30, 2019 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2019.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning July 31, 2019, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about September 30, 2019, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our share repurchase program.

We were formed to invest in and manage a diversified portfolio of commercial real estate investments and designed to be an investment vehicle that is focused on providing its investors with consistent income. Because of this strategy, we have invested strictly in debt and debt like instruments that provide consistent monthly income. We have not made any investments in joint venture equity or other investments with appreciation potential to date. As no investments with appreciation potential have been made, there have been no increases to NAV as a result of any appreciation.

The change in the share price is directly related to the offering costs that were paid by, and are reimbursed to, our manager, RM Adviser, LLC, at the time of your investment. As previously disclosed in our Offering Circular, offering costs can be up to 3% of the investment amount.

Share Repurchase Program

The following information supersedes and replaces the second paragraph of the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Share Repurchases—Will I have the opportunity to redeem my common shares?

Exception repurchases are not subject to any discount associated with the amount of time shares were held and will be repurchased at 100% of the most recently announced NAV per share. For all other repurchases, we will repurchase the shares at the most recently announced NAV per share, multiplied by the Effective Repurchase Rate. The repurchase rates at which we will repurchase shares are presented in the table below.

The following information supersedes and replaces the first paragraph of the section of the Offering Circular captioned “Summary of Risk Factors — Quarterly Share Repurchase Program” and similar disclosure appearing in the section of the Offering Circular captioned “Description of Our Common Shares”:

Quarterly Share Repurchase Program

While you should view your investment as long-term, we have adopted a share repurchase program, whereby shareholders may request that we repurchase up to 25% of their shares quarterly while this offering is ongoing. We may make repurchases upon the death of a shareholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”).  For ordinary repurchases, the Effective Repurchase Rate will depend upon how long a shareholder requesting redemption has held his or her shares. Exception repurchases are not subject to any discount associated with the amount of time the shares were held and will be repurchased at 100% of the most recently announced NAV per share. For all other repurchases, we will repurchase the shares at the most recently announced NAV per share, multiplied by the Effective Repurchase Rate. The repurchase rates at which we will repurchase shares are presented in the table below.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Acquisition of Corona Marketplace — Corona,  CA

As previously disclosed, on August 17, 2017, we acquired a $3,549,300 mezzanine loan in connection with the acquisition and redevelopment of a 106,159 square-foot retail center located in Corona, California.  On July 2, 2019, the mezzanine loan was paid off in full in the amount of $3,580,166, which included (i) $3,549,300 in outstanding principal plus $30,366 in accrued interest through July 2, 2019 and (ii) legal fees.

Acquisition of Orange Tree Village — Tucson, AZ

As previously disclosed, on April 23, 2018, we acquired a $2,275,000 preferred equity investment related to the acquisition and renovation of Orange Tree Village, a 110 unit, eight-building Class B apartment complex in Tucson, Arizona.  On July 16, 2019, the preferred equity investment was paid off in full in the amount of $2,345,267, which included (i) $2,275,000 in outstanding principal plus $23,508 in accrued interest through July August 1, 2019, (ii) a prepayment penalty of $46,258 for interest through October 1, 2019, and (iii) legal fees.